SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

TPG SPECIALTY LENDING, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Ronald Cami Vice President TPG Capital, L.P. 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,402 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,402 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,402 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.7% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* OO
*	This calculation assumes that there are 110,653 shares of common stock of TPG Specialty Lending, Inc. (the “Issuer”) outstanding as of August 1, 2011. See Item 5.

Page 2 of 10 Pages

CUSIP No. N/A	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Tarrant Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,365.8 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,365.8 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,365.8 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.8% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* IN
*	This calculation assumes that there are 110,653 shares of common stock of the Issuer outstanding as of August 1, 2011. See Item 5.

Page 3 of 10 Pages

CUSIP No. N/A	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,403 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,403 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,403 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.7% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* IN
*	This calculation assumes that there are 110,653 shares of common stock of the Issuer outstanding as of August 1, 2011. See Item 5.

Page 4 of 10 Pages

CUSIP No. N/A	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,403 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,403 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,403 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.7% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* IN
*	This calculation assumes that there are 110,653 shares of common stock of the Issuer outstanding as of August 1, 2011. See Item 5.

Page 5 of 10 Pages

CUSIP No. N/A	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Alan Waxman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,402 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,402 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,402 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.7% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* IN
*	This calculation assumes that there are 110,653 shares of common stock of the Issuer outstanding as of August 1, 2011. See Item 5.

Page 6 of 10 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on June 27, 2011 (the “Original Schedule 13D” and, as supplemented and amended by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc., Tarrant Capital Advisors, Inc. and Messrs. David Bonderman, James G. Coulter and Alan Waxman with respect to the common stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the second, third and fourth paragraphs of Item 2 of the Original Schedule 13D in their entirety as set forth below:

TSL Advisers, LLC, a Delaware limited liability company (“TSL Advisers”), directly holds 7,402 shares of Common Stock of the Issuer (the “TSL Shares”) reported herein.  The business and affairs of TSL Advisers are managed by its board of managers, whose sole members are Messrs. Bonderman, Coulter and Waxman.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings II, L.P. (“Holdings II”), a Delaware limited partnership, which is a member of TSL Advisers.  Because of the relationship between Holdings II and TSL Advisers, Group Advisors may be deemed to beneficially own the TSL Shares.  Messrs. Bonderman and Coulter are the directors, officers, and sole stockholders of Group Advisors.

Tarrant Capital is the sole stockholder of Tarrant Advisors, Inc., a Texas corporation (“Tarrant”), which is the general partner of TSL Equity Partners, L.P. (“Equity Partners”), a Delaware limited partnership, which is a member of TSL Advisers.  Because of the investment by Equity Partners in TSL Advisers, Tarrant Capital may be deemed to beneficially own 5,364.8 shares of the TSL Shares (the “Tarrant TSL Shares”).  In addition, Tarrant directly holds 1 share of Common Stock of the Issuer (the “Tarrant Share” and, together with the Tarrant TSL Shares, the “Tarrant Shares”).

Item 3. Source and Amount of Funds or Other Consideration

This Amendment amends and supplements Item 3 of the Original Schedule 13D by inserting the following after the second paragraph thereof:

Pursuant to the Subscription Agreement, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of the TSL Shares for a cash purchase price of $960.56 per share in a private placement, for an aggregate purchase price of $4,355,172 (the “August 1, 2011 Purchase Price”).  The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement.

The August 1, 2011 Purchase Price will be funded by equity contributions from Equity Partners and Holdings II.

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)-(b) The following disclosure assumes that there are a total of 113,653 shares of Common Stock of the Issuer outstanding as of August 1, 2011, which figure is based on information provided to the Reporting Person by the Issuer.  Pursuant to Rule 13d-3 of the Act, (i) through TSL Advisers and Tarrant, Messrs. Bonderman and Coulter may be deemed to beneficially own 7,403 shares Common Stock, which constitute approximately 6.7% of the outstanding Common Stock; (ii) through TSL Advisers, Mr. Waxman may be deemed to beneficially own 7,402 shares of Common Stock, which constitute approximately 6.7% of the outstanding Common Stock; (iii) through TSL Advisers, Group Advisors may be deemed to beneficially own 7,402 shares of Common Stock, which constitute approximately 6.7% of the outstanding Common Stock; and (iv) through Tarrant, Tarrant Capital may be deemed to beneficially own 5,365.8 shares Common Stock, which constitute approximately 4.8% of the outstanding Common Stock.

(c)  None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock since the filing of the Original Schedule 13D.

(d)  Other than the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 2011

TPG Group Holdings (SBS) Advisors, Inc.

By:
Name: Ronald Cami Title: Vice President

Tarrant Capital Advisors, Inc.

By:
Name: Ronald Cami Title: Vice President

David Bonderman

By:
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By:
Name: Ronald Cami on behalf of James G. Coulter (2)

Alan Waxman

By:
Name: Ronald Cami on behalf of Alan Waxman (3)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated July 1, 2010, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

(3)
Ronald Cami is signing on behalf of Mr. Waxman pursuant to the authorization and designation letter dated March 10, 2011, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Waxman on June 27, 2011 (SEC File No. 005-86304).